UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Telkonet, Inc.

(Name of Issuer)

Common Stock par value $0.001

(Title of Class of Securities)

879604106

(CUSIP Number)

Piercarlo Gramaglia

VDA Group S.p.A.

Viale Lino Zanussi, 3, 33170

Pordenone PN, Italy

+39 0434 516111

Allan Grauberd, Esq.

Moses & Singer LLP

405 Lexington Avenue

New York, NY 10174

(212)554-7883

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 6, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879604106	13D	Page 2 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Group, S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 13,695,027*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,027*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%**
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 879604106	13D	Page 3 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Meti Holding Sarl
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 13,695,027*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,027*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106	13D	Page 4 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Flavio De Paulis
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy & Switzerland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 13,695,027*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,027*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%**
14.	TYPE OF REPORTING PERSON (see instructions) HC and IN

CUSIP No. 879604106	13D	Page 5 of 12 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) VDA Holding S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 00,000
	8.	SHARED VOTING POWER 13,695,027*
	9.	SOLE DISPOSITIVE POWER 00,000
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,695,027*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.04%**
14.	TYPE OF REPORTING PERSON (see instructions) CO & HC

CUSIP No. 879604106	13D	Page 6 of 12 Pages

*Beneficial ownership of certain Shares (as defined below) of the Issuer (as defined below) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Shares as a result of the Voting Agreements (as defined below) described in Item 3, Item 4 and Item 5 of this Schedule 13D. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any Shares for any other purpose of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** Based on a total of 136,311,335 Shares outstanding as of August 6, 2021, and an additional 110,192 Shares issuable upon conversion of Series A Preferred Stock subject to the Voting Agreements, as defined below, as represented to VDA Group by the Issuer pursuant to the Stock Purchase Agreement, all determined in accordance with Rule 13d-3.

Item 1.  Security and Issuer.

This statement relates to shares of common stock, par value $0.001 (the “Shares”), of Telkonet, Inc., a Utah corporation (the “Issuer”). The Issuer’s principal executive offices are located at 20800 Swenson Dr, Ste 175, Waukesha, Wisconsin, 53186, United States.

Item 2.  Identity and Background.

    (a)  This statement is being jointly filed by: (i) VDA Group S.p.A. an Italian joint stock company (“VDA Group”), with respect to Shares that may be deemed beneficially owned by it; (ii) VDA Holding S.A., a Luxembourg limited liability company (“VDA Holding”), with respect to Shares that may be deemed beneficially owned by it (iii) Meti Holding Sarl a Luxembourg private limited liability company (the “Meti Holding”) with respect to Shares that may be deemed beneficially owned by it; and (iv) Flavio De Paulis (“F. De Paulis”, and together with VDA Group, VDA Holding and Meti Holding, each a “Reporting Person” and collectively the “Reporting Persons”) with respect to Shares that may be deemed beneficially owned by him.

    (b)  Residence or Business Address:

The principal business address of VDA Group is Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy.

The principal business address of VDA Holding is 8 Rue de Beggen, L+1220 Luxembourg.

The principal business address of Meti Holding is 8 Rue de Beggen, L+1220 Luxembourg.

The business address of F.De Paulis is c/o Meti Holding, 8 Rue de Beggen, L+1220 Luxembourg.

    (c)

The principal business of VDA Group is a smart room solution/integrated room management developer and provider in the worldwide hospitality sector.

The principal business of VDA Holding is a holding company.

The principal business of Meti Holding is a holding company.

F.De Paulis is the sole shareholder of Meti Holding.

CUSIP No. 879604106	13D	Page 7 of 12 Pages

    (d)  During the last five years, no Reporting Person nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A has (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

    (e) During the last five years, no Reporting Person, nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    (f)  F. De Paulis has dual citizenship in Italy and Switzerland.

Item 3.  Source or Amount of Funds or Other Consideration.

Each Voting Agreement Shareholder (as defined below) entered into a Voting Agreement, as described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference), as an inducement to VDA Group’s willingness to enter into the Stock Purchase Agreement described in Item 4 of this Schedule 13D and incorporated herein by reference. Because the Closing (as defined below) is subject to a variety of material conditions outside the control of the Reporting Persons, including, without limitation, shareholder approval, the Shares that may be acquired under the Stock Purchase Agreement have not yet been issued to the Reporting Persons nor have any payments been made by or on behalf of the Reporting Persons in connection with the execution of the Voting Agreements. However, because of the obligations of the Voting Agreement Shareholders under the Voting Agreements, the Reporting Persons may be deemed to have shared voting power with respect to the Committed Shares (as defined below) in connection with a proposed vote of the shareholders of the Issuer to approve the Amendment and the Securities Issuances (as defined below) as contemplated by the Stock Purchase Agreement.

Other then as set forth herein, the filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934 (the “Exchange Act”), or for any other purpose, the beneficial owner of any of the Shares.

Item 4.  Purpose of Transaction.

On August 6, 2021, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with VDA Group. The Stock Purchase Agreement provides that, subject to the terms and conditions set forth in the Stock Purchase Agreement, VDA Group will receive, in consideration of a capital contribution of $5,000,000, (A) 162,900,947 Shares of the Issuer (the “Telkonet Shares”), such that immediately following the closing of the Stock Purchase Agreement (the “Closing”), VDA Group will hold 53% of the issued and outstanding Shares on a fully diluted as exercised/converted basis and (B) a warrant (“Warrant”) to purchase 105,380,666 additional Shares (the “Warrant Shares”), such that if exercised immediately following the Closing, VDA Group’s holdings of the Issuer’s Shares would increase to 65% of the issued and outstanding Shares on a fully diluted as exercised/converted basis. Under the terms of the Warrant, VDA Group is entitled to purchase the Warrant Shares, at an exercise price of $.001 per share, at any time beginning on the date the Issuer achieves a volume weighted average price of the aggregate outstanding Shares of at least $17,000,000, measured for a period of time consisting of sixty (60) consecutive trading days and ending five years after the date of issuance of the Warrant; provided, however, that the Warrant may not be exercised for the first 12 months from the Closing. Because the Closing is subject to a variety of material conditions outside the control of the Reporting Persons, including, without limitation, shareholder approval of the Amendment and the Securities Issuances (as defined below), the Reporting Persons do not currently beneficially own the Telkonet Shares, the Warrant or the Warrant Shares.

Concurrently with the entry into the Stock Purchase Agreement, on August 6, 2021, Peter T. Kross, Arthur E. Bynes, Jason L. Tienor, Jeffrey J. Sobieski, Leland D. Blatt and Tim S. Ledwick (collectively the “Voting Agreement Shareholders”), each a member of the board of directors of the Issuer and certain executive officers of the Issuer that are holders of Shares, solely in their capacities as Issuer shareholders, each individually entered into a Voting Agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”) with VDA Group, pursuant to which the Voting Agreement Shareholders agreed, among other things, to vote all of their respective Shares, an aggregate of 13,695,027 Shares (the “Committed Shares”) in favor of the approval of an amendment to the Issuer’s Articles of Incorporation to effect an increase of authorized Shares to 475,000,000 shares such being sufficient to issue the Telkonet Shares and Warrant Shares (the “Amendment”) and the issuance of the Telkonet Shares, the Warrant and Warrant Shares (collectively the “Securities Issuances”) at a meeting of the Issuer’s shareholders which will be called to approve such Amendment and Securities Issuances. Further, if the Voting Agreement Shareholders do not comply with their obligations under the Voting Agreement, VDA Group is granted a proxy to vote the Committed Shares in accordance with the Voting Agreement.

CUSIP No. 879604106	13D	Page 8 of 12 Pages

Each Voting Agreement, and the proxy respectively granted thereunder, will automatically terminate upon (i) the Closing, (ii) the termination of the Stock Purchase Agreement in accordance with its terms, or (iii) upon notification by VDA Group.

The purpose of the transactions contemplated by the Stock Purchase Agreement is to establish a control position for VDA Group with respect to the Issuer, and to allow the Issuer and VDA Group to establish certain commercial synergies. In connection with the Closing and pursuant to the terms of the Stock Purchase Agreement, the majority of the Issuer’s existing board of directors will resign and the resulting vacancies will be filled by individuals designated by VDA Group, which will result in a change of control of the Issuer. In addition, Jason Tienor, the Issuer’s current Chief Executive Officer will step down and be replaced with a chief executive officer designated by VDA Group. Mr. Tienor will become the Chief Sales & Operation Officer of the Issuer.

Also on August 6, 2021, in connection with Stock Purchase Agreement, the Issuer entered into a Registration Rights Agreement and VDA Group (the “Registration Rights Agreement”). Under the Registration Rights Agreement, VDA Group has the right (i) at any time following (a) the filing of the Issuer’s 2021 Form 10-K with the SEC (on or about March 31, 2022) and (b) one year from the Closing, to require Issuer to use its reasonable best efforts to effect up to a total of two registrations under the Securities Act of 1933, as amended (the “Securities Act”), of the Telkonet Shares to be issued to VDA Group upon the Closing or the Warrant Shares issuable to VDA Group from the exercise of the Warrant at any time when the Issuer is not eligible to file registration statements with the SEC on Form S-3 and (ii) to effect an unlimited number of such registrations at any time when the Issuer is eligible to file registration statements with the SEC on Form S-3. In addition, if the Issuer proposes to register any Shares under the Securities Act for public sale, except in specified circumstances, it will be required to give VDA Group the right to include any or all of its Shares in the registration. The registration rights are subject to customary notice requirements, timing restrictions and volume limitations that may be imposed by the underwriters of an offering.

VDA Group will enter into a leak-out agreement with the Issuer at Closing which will provide that, for a period of twelve (12) months following the Closing, VDA Group will not sell any Shares owned by VDA Group in excess of the volume limitations imposed by Rule 144 promulgated under the Securities Act.

Each of Jason L. Tienor, Jeffrey J. Sobieski, Tim S. Ledwick, Richard E. Mushrush will enter into a leak-out agreement with the Issuer at Closing which will provide that, for a period of six (6) months following the Closing, such person will not sell any Shares owned by such person in excess of the volume limitations imposed by Rule 144 promulgated under the Securities Act.

The foregoing descriptions of the Stock Purchase Agreement, the Voting Agreements, the Warrant and the Registration Rights Agreement set forth in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Stock Purchase Agreement, which is filed as Exhibit A hereto and is incorporated by reference, the form of Voting Agreements, which is filed as Exhibits B hereto and is incorporated by reference, the form of Warrant, which is filed as Exhibit C hereto and is incorporated by reference and the Registration Rights Agreement which is filed as Exhibit D hereto and is incorporated by reference.

Except as set forth herein, the Reporting Persons do not have any plans or proposals with respect to the items enumerated in Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

    (a)  and (b) Other than the Committed Shares that may be deemed to be beneficially owned by operation of the Voting Agreements, the Reporting Persons do not beneficially own any Shares. For purposes of Rule 13d-3 (“Rule 13d-3”) under the Exchange Act, however, as a result of entering into the Voting Agreements, the Reporting Persons may be deemed to possess shared voting power over, and therefore beneficially own for purposes of Rule 13d-3, the Committed Shares.

The Committed Shares represent, in the aggregate, 10.04% of the outstanding Shares, based on a total of 136,311,335 Shares outstanding as of August 6, 2021, and an additional 110,192 Shares issuable upon conversion of Series A Preferred Stock included in the Committed Shares, as represented to VDA Group by the Issuer pursuant to the Stock Purchase Agreement, all determined in accordance with Rule 13d-3.

As noted above, VDA Group may be deemed to share the power to vote the Committed Shares by virtue of the Voting Agreements. VDA Holding may be deemed to share the power to vote the Committed Shares by virtue of its role as the sole shareholder of VDA Group. Meti Holding may be deemed to share the power to vote the Committed Shares by virtue of its role as the 82.76% shareholder of VDA Holding. Flavio De Paulis may be deemed to share the power to vote the Committed Shares by virtue of his role as the sole shareholder of Meti Holding.

CUSIP No. 879604106	13D	Page 9 of 12 Pages

Other then as set forth herein, the filing of this statement on Schedule 13D shall not be construed as an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose, the beneficial owner of any of the Shares.

(c)  Except as set forth in this Schedule 13D with reference to the Stock Purchase Agreement and the Voting Agreements, neither any Reporting Person nor, to any Reporting Person’s knowledge, any of the persons listed in Annex A hereto, has effected any transaction in the Shares during the past 60 days.

(d)  No Reporting Person has any right to receive dividends from, or the proceeds from the sale of, any Shares subject to the Voting Agreements. No Reporting Person will have any pecuniary interest in Shares unless and until the transactions contemplated by the Stock Purchase Agreement are consummated.

(e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The description of the Stock Purchase Agreement, the Warrant, the Voting Agreements and the Registration Rights Agreement in Item 4 are hereby incorporated into this Item 6 by reference. The copy of the Stock Purchase Agreement included as Exhibit A, the copy of the form of Warrant included as Exhibit B, the copy of the form of Voting Agreement included as Exhibit C and the copy of the Registration Rights Agreement included as Exhibit D are incorporated by reference herein.

Item 7.  Material to Be Filed as Exhibits

Exhibit A -- Stock Purchase Agreement by and among Telkonet, Inc., and VDA Holding S.p.A., dated August 6, 2021. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities Exchange Commission on August 10, 2021 (the “Form 8-K”).

Exhibit B – Form of Warrant by Telkonet, Inc. in favor of VDA Group, S.p.A, not yet executed. Incorporated by reference to Exhibit 10.2 to the Form 8-K.

Exhibit C -- Form of Voting Agreement by and among VDA Group, S.p.A. and certain Shareholders of Telkonet, Inc. dated August 6, 2021. Incorporated by reference to Exhibit 10.3 to the Form 8-K.

Exhibit D – Registration Rights Agreement by and among Telkonet, Inc., and VDA Holding S.p.A., dated August 6, 2021. Incorporated by reference to Exhibit 10.4 to the Form 8-K.

Exhibit 99.1 - Group Filing Agreement by and among VDA Group S.p.A., Flavio De Paulis, Meti Holding Sarl and VDA Holding S.A.

Exhibit 99.2- Form of Leak-Out Agreement by and among Telkonet, Inc. and certain shareholders of Telkonet, Inc.

CUSIP No. 879604106	13D	Page 10 of 12 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VDA Group S.p.A.
/s/ Piercarlo Gramaglia
Name: Piercarlo Gramaglia
Title: Chief Executive Officer
Date: August 16, 2021

VDA Holding S.A.
/s/ Giorgio Bianchi /s/ Tiffany Halsdorf
Name: Giorgio Bianchi & Tiffany Halsdorf
Title: Directors
Date: August 16, 2021

Meti Holding Sarl
/s/ Giorgio Bianchi & /s/ Flavio De Paulis
Name: Giorgio Bianchi & /s/ Flavio De Paulis
Title: Directors
Date: August 16, 2021

/s/ Flavio De Paulis
Name: Flavio De Paulis
Date: August 16, 2021

CUSIP No. 879604106	13D	Page 11 of 12 Pages

Annex A

Directors and Executive Officers of VDA Group S.p.A.

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Address
Piercarlo Gramaglia	Italy	Chief Executive Officer and Director. Information concerning the principal business of VDA Group S.p.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	Viale Lino Zanussi, 3, 33170 Pordenone PN, Italy

Directors and Executive Officers of VDA Holding S.A.

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Business Address
Giorgio Bianchi	Italy	Director. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	8 Rue de Beggen, L+1220 Luxembourg
Tiffany Halsdorf	France	Director. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	8 Rue de Beggen, L+1220 Luxembourg
Marco Gostoli	Italy	Director. Information concerning the principal business of VDA Holding S.A., set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	8 Rue de Beggen, L+1220 Luxembourg

CUSIP No. 879604106	13D	Page 12 of 12 Pages

Directors and Executive Officers of Meti Holding Sarl

Name	Citizenship	Present Principal Occupation or Employment (Including Principal Business of Employer	Business Address
Flavio De Paulis	Italy and Switzerland	Director and sole shareholder. Information concerning the principal business of Meti Holding Sarl, set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A.	8 Rue de Beggen, L+1220 Luxembourg
Giorgio Bianchi	Italy	Director. Information concerning the principal business of Meti Holding Sarl, set forth in Item 2 of this Statement, is incorporated herein by reference in this Annex A	8 Rue de Beggen, L+1220 Luxembourg